Mail Stop 3561

April 27, 2006

Mr. Alexander H. Ware
Executive Vice President and Chief Financial Officer
PepsiAmericas, Inc.
4000 Dain Rauscher Plaza, 60 South Sixth Street
Minneapolis, Minnesota 55402

      RE: PepsiAmericas, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 6, 2006
             File No. 001-15019

Dear Mr. Ware:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                George F. Ohsiek, Jr.
                Branch Chief